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                                                                   EXHIBIT 3.7.1



                                Gen Trak, Inc.
                             Amendments to Bylaws

                             Adopted June 16, 1999


1. Subparagraph 3.03(a)(3) of the Corporation's Bylaws is hereby amended and restated to provide in its entirety as follows:

      (3) by shareholders entitled to cast at least ten percent (10%) of the votes that all shareholders are entitled to cast at a particular meeting.

2. Paragraph 3.05(a) of the Corporation's Bylaws is hereby amended to provide in its entirety as follows:

          (a) General Rule. Except as otherwise provided in the Business Corporation Law, the Articles of Incorporation of these Bylaws, whenever any corporate action is to be taken by vote of the shareholders of the Corporation, it shall be authorized by a majority of the votes cast at a duly organized meeting of shareholders by the holders of shares entitled to vote thereon.

3. A new Section 4.12 of the Corporation's Bylaws is hereby adopted to provide in its entirety as follows:

          Section 4.12. Removal of Directors. In furtherance of the provisions of the Business Corporation Law, any director may be removed from office with or without cause by the affirmative vote of a majority of the votes cast at a duly organized meeting of the shareholders, unless some greater vote is required by the Business Corporation Law.